[LETTERHEAD OF SIDLEY AUSTIN LLP]

August 21, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina Chalk

Re:	West Corporation

Preliminary Proxy Statement Filed on August 11, 2006

File No. 0-21771

Amendment No. 1 to Schedule 13E-3 Filed on August 11, 2006

File No. 5-49657

Ladies and Gentlemen:

On behalf of West Corporation (“West” or the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated August 14, 2006 (the “Comment Letter”) with respect to Amendment No. 1 to West’s Rule 13e-3 Transaction Statement on Schedule 13E-3, as filed with the SEC on August 11, 2006 (the “Schedule 13E-3/A”), and West’s preliminary proxy statement on Schedule 14A, as filed with the SEC on August 11, 2006 (the “Proxy Statement”). Concurrently with the filing of this letter, West is filing a revised preliminary proxy statement (the “Revised Proxy Statement”). Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”) is also being filed concurrently.

For the convenience of the Staff, we have set forth the text of the comments contained in the Comment Letter followed in each case by the responses of West, Thomas H. Lee Partners, L.P. (“THL”), Quadrangle Group LLC (“Quadrangle Group”), Omaha Acquisition Corp. (“Newco”), Mr. Gary L. West and Mrs. Mary E. West (“Gary and Mary West”) and Mr. Thomas B. Barker (“Mr. Barker”), as the case may be. All responses in this letter are provided on a supplemental basis.

Schedule 13E-3/A

1.	Refer to comment 1 in our letter dated July 31, 2006 and your response. We are unable to concur with your argument that the Wests, who founded the company and currently

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August 21, 2006

own more than 50% of its outstanding shares, and who will own 22% of the surviving company after the merger, are not affiliates for purposes of Rule 13e-3. Please add the additional filing persons on the Schedule 13E-3 identified in comment 1 in our prior letter. If you continue to believe that such entities should not be deemed filing persons, explain why in a revised legal analysis. As previously requested, ensure that the revised proxy statement includes all of the required disclosure for any additional filing persons added.

RESPONSE: The following response is submitted by Ropes & Gray LLP, counsel to Newco, THL and Quadrangle Group, on behalf of their clients:

We respectfully submit that Newco, a transitory corporation whose only role is to be merged with and into West and then cease to exist, is neither an affiliate of West nor a purchaser under Rule 13e-3. First, the structure of this transaction supports the conclusion that Newco is not an affiliate. In the transaction, Gary and Mary West and Mr. Barker will continue to hold a portion of their equity in West. Newco, which is owned by private equity funds sponsored by THL and Quandrangle Group that are unaffiliated with West, will merge with and into West and cease to exist. Gary and Mary West and Mr. Barker do not own equity of Newco, are not directors or officers of Newco, do not otherwise “control” Newco and did not form Newco, or, in each case, any parent entity of Newco. The ownership of Gary and Mary West and Mr. Barker and the board and officer roles of Mr. Barker will continue to be in West Corporation. Thus, we believe that Gary and Mary West are not, and will never be, affiliates of Newco and that Newco and West are not under common control, or otherwise affiliates of each other.

Second, we do not believe that Newco is a purchaser under Rule 13e-3. While a “purchase” under Rule 13e-3(a)(2) includes an acquisition by merger, Newco will not acquire shares in the merger. It will be merged out of existence.

We acknowledge the Staff’s position that the Staff will “look through” an acquisition vehicle such as Newco to evaluate the intermediate or ultimate parent entity of the acquisition vehicle. However, as noted above, the owners of Newco (therefore the persons who could potentially be viewed as the acquisition vehicle’s parent) are private equity funds unaffiliated with the issuer, Gary and Mary West and Mr. Barker. While we agree that the private equity sponsors are acquiring securities as a result of the merger, and could be purchasers on a look through basis, they are not affiliates.

Finally, in addition to our belief that Rule 13e-3 does not require Newco or its “parent” owners to be filing persons as a technical matter, requiring such persons to be filing persons is not consistent with the purpose of Rule 13e-3. The unaffiliated private equity funds owe no duty to the public company or its shareholders and have

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August 21, 2006

negotiated the transaction at arms’ length with a special committee of the issuer. It seems a wholly inappropriate result to require such unaffiliated entities to evaluate the fairness of the transaction to the issuer’s shareholders.

For the foregoing reasons, we believe that neither Newco nor the private equity funds that own Newco should be treated as filing persons.

2.	We note your response to comment 9 in our July 31, 2006 letter, and the revised disclosure in the section beginning on page 47 of the proxy statement added in response to that comment. Please file the additional written materials provided by the fairness advisors as exhibits to the Schedule 13E-3. See Item 16 of Schedule 13E-3.

RESPONSE: The exhibits to Schedule 13E-3/A have been revised to include the March 14, 2006 presentation by Goldman Sachs to the Board and the March 14, 2006, March 17, 2006, March 20, 2006, April 13, 2006 and May 24, 2006 presentations by Morgan Stanley to the special committee of the Board. These were the written materials provided to West’s Board and the special committee of the Board by Goldman Sachs and Morgan Stanley since December 2005 when Mr. Barker was contacted by Mr. DiNovi of THL and the representatives began discussing the proposal that ultimately led to the pending Schedule 13E-3 transaction. While the Board and the special committee did receive additional written materials prior to such time, the Company believes that these materials were subsumed and updated by the later written materials which are included as exhibits to the Schedule 13E-3/A. The Revised Proxy Statement already contains a summary of the material differences between such preliminary materials and the materials included as exhibits to the Schedule 13E-3/A.

We note for the Staff’s benefit that the additional written materials filed as exhibits to the Schedule 13E-3 have been modified to redact the names and identifying characteristics of certain potentially interested entities that were approached by the Company or its representatives, as the Company does not believe the identities of those entities are material and, in certain instances, the identities are protected by confidentiality agreements between such entities and the Company.

Revised Preliminary Proxy Statement

Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger, page 34

3.	The new disclosure under “Substantive Factors” on page 34 of the revised proxy statement states that it lists “a number of substantive factors” considered by the special committee, “including” those listed. Since the board of directors of West Corp. adopted

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August 21, 2006

the opinion and analysis of the special committee with respect to the fairness of the proposed merger to unaffiliated shareholders, and Item 1014(b) of Regulation M-A requires you to describe all material factors, please revise to clarify that all material factors considered have been enumerated.

RESPONSE: The disclosure on page 34 of the Revised Proxy Statement has been revised in response to the Staff’s comment.

4.	Refer to comment 12 in our prior letter, and your response. Your response letter indicates that no weight was given to either the net book value or the liquidation value of the company. Please state this in the proxy materials, and explain why this was the case. In addition, if either book value or liquidation value analyses yielded a higher per share value than the merger consideration, this must be stated in the disclosure document. Provide the same disclosure with respect to the factors ignored by the Wests and Mr. Barker.

RESPONSE: The disclosure on pages 36, 60 and 61 of the Revised Proxy Statement has been revised in response to the Staff’s comment. The Company supplementally informs the Staff that the book value and liquidation value analyses would yield a lower per share value than the merger consideration. Please see page 104 of the Revised Proxy Statement for the book value of West as of June 30, 2006.

Purposes, Reasons and Plans…. page 61

5.	See comment 21 in our July 31, 2006 letter and comment 1 above in this letter. Please revise to include the requested disclosure about the reasons for the structure of this transaction from the perspective of Thomas H. Lee Partners and the Quadrangle Group.

RESPONSE: Please see Ropes & Gray LLP’s response to comment 1.

6.	Refer again to comment 21 and your response. Why will Mary and Gary West hold different “strips” of the same class of securities? What is the impact of this structure? See Item 1013(c) of Regulation M-A.

RESPONSE: The following response is submitted by Ropes & Gray LLP, counsel to Newco, THL and Quadrangle Group, on behalf of their clients:

We respectfully advise the Staff that Gary and Mary West will not hold different “strips” of the same class of securities. Gary and Mary West will hold the same “strips” of the same classes of securities that all other investors will receive at closing. In general, cash investors (i.e., funds sponsored by or co-investors with THL and Quadrangle Group and, to the extent they invest cash, management) and Gary

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and Mary West will acquire a combination of Class L and Class A shares (in strips of eight A shares and one L share) in exchange for cash or in respect of rollover shares. Supplemental management equity (restricted stock and option programs) will be implemented with Class A shares/options only.

Please see Exhibit A (Summary of A/L Structure) to Schedule 2 to the merger agreement, which was filed as Annex A to the Proxy Statement, for a detailed summary of the Class A/Class L structure. As further described in Exhibit A to Schedule 2 to the merger agreement, Class L shares will be entitled to a priority return preference equal to a $90 per share base amount plus an amount sufficient to generate a 12% internal rate of return on such base amount from the date of the closing of the merger until the date the liquidation preference is paid in full. After the payment of the Class L preference and any debt obligations, Class A and Class L shares will participate equally with respect to dividends and other distributions. Class A and Class L shares will be entitled to one vote per share. Class L shares will automatically convert to Class A shares in the case of an initial public offering and may be converted, at the election of the board of directors of the surviving corporation, to Class A shares in the case of a transfer of a majority of the common stock of the surviving corporation to a third party (other than THL and affiliates).

The Class A/Class L structure was chosen over other potential structures because of its tax-efficient attributes and other considerations and has no impact on West’s unaffiliated stockholders.

Certain Legal Proceedings Regarding the Merger, page 77

7.	On a supplemental basis, please provide us with copies of the pleadings in the recently-initiated legal proceedings described in this section. See Instruction to Item 1011(a)(5) of Regulation M-A.

RESPONSE: The Company is sending, under separate cover, a copy of the pleadings in the recently-initiated legal proceedings described in the Proxy Statement.

Financial Projections, page 80

8.	Please confirm that the disclosure you added in response to comment 27 in our letter of July 31, 2006 includes all of the material assumptions underlying the projections disclosed, as requested in our comment. The final sentence in the first part of this section causes us to question whether all material assumptions have been described.

RESPONSE: The Company hereby confirms that the disclosure added in response to comment 27 in the Staff’s July 31, 2006 letter includes all of the material assumptions

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underlying the projections disclosed. The Company has clarified its disclosure on page 80 of the Revised Proxy Statement in response to the Staff’s comment.

* * * * *

If you have any questions regarding the foregoing, the Revised Proxy Statement or Amendment No. 2, please contact Robert Verigan at (312) 853-4348 or the undersigned at (312) 853-2145.

Very truly yours,

/s/ Paul L. Choi

Paul L. Choi

cc:	Thomas B. Barker

David C. Mussman, Esq.

Frederick C. Lowinger, Esq.

Michael D. Goldman, Esq.

James C. Morphy, Esq.

Audra D. Cohen, Esq.

David C. Chapin, Esq.

Shari H. Wolkon, Esq.

Robert Wall, Esq.